QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(E)

Eisai and MGI PHARMA Announce Early Termination of HSR Waiting Period for
Eisai's Acquisition of MGI PHARMA

        Tokyo, Japan, and Bloomington, MN, January 17, 2008—Eisai Co., Ltd. (Tokyo, TSE: 4523) ("Eisai") and MGI PHARMA, INC. (NASDAQ: MOGN) ("MGI PHARMA") announced today that the Federal Trade Commission has granted early termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the acquisition of MGI PHARMA by Eisai.

        As previously announced on December 21, 2007, an indirect wholly-owned subsidiary of Eisai, Jaguar Acquisition Corp., commenced an all cash offer to purchase all outstanding shares of the common stock of MGI PHARMA, including the associated preferred share purchase rights, for US$41.00 per share, without interest and subject to applicable withholding of taxes. The offer is scheduled to expire at 12:00 midnight (New York City time) on January 22, 2008. The grant of early termination of the waiting period under the HSR Act satisfies one of the conditions to the offer. The offer is conditioned upon, among other things, at least a majority of all MGI PHARMA shares outstanding (on a fully diluted basis) being validly tendered and not withdrawn prior to the expiration of the offer, and the satisfaction of other customary conditions.

        The terms, conditions and other details of the offer are set forth in the definitive merger agreement and offering documents filed with the U.S. Securities and Exchange Commission on December 11, 2007, and December 21, 2007, as amended.

Important Additional Information Has Been Filed with the Securities and Exchange Commission ("SEC")

        The tender offer described in this press release has commenced, but this press release is neither an offer to purchase nor a solicitation of an offer to sell MGI PHARMA shares or any securities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement has been filed by Eisai Co., Ltd., Eisai Corporation of North America and Jaguar Acquisition Corp. with the SEC, and the solicitation/recommendation statement has been filed by MGI PHARMA, INC. with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Eisai Co., Ltd., Eisai Corporation of North America and Jaguar Acquisition Corp. or MGI PHARMA, INC. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Georgeson Inc., the information agent for the tender offer, at 1-212-440-9800 for banks and brokers or 1-888-605-7543 for shareholders and all others.

About Eisai Co., Ltd.

        Eisai Co., Ltd. is a research-based human health care (hhc) company that discovers, develops and markets products throughout the world. Eisai focuses its efforts in three therapeutic areas: integrative neuroscience, including neurology and psychiatric medicines; gastrointestinal disorders; and integrative oncology, including oncotherapy and supportive-care treatments. Through a global network of research facilities, manufacturing sites and marketing affiliates, Eisai actively participates in all aspects of the worldwide healthcare system. Eisai forecasts group sales of ¥739 billion in FY2007. More than 50% of the group sales are derived from businesses outside of Japan.

About Eisai Corporation of North America

        Eisai Corporation of North America is a wholly-owned subsidiary of Eisai Co., Ltd. and supports the activities of its operating companies in North America. These operating companies include: Eisai

Research Institute of Boston, Inc., a discovery operation with strong organic chemistry capabilities; Morphotek, Inc., a biopharmaceutical company specializing in the development of therapeutic monoclonal antibodies; Eisai Medical Research Inc., a clinical development group; Eisai Inc., a commercial operation with manufacturing and marketing/sales functions; and Eisai Machinery U.S.A., which markets and maintains pharmaceutical manufacturing machinery.

About MGI PHARMA

        MGI PHARMA, INC. is a biopharmaceutical company focused in oncology and acute care that acquires, researches, develops, and commercializes proprietary products that address the unmet needs of patients. MGI PHARMA markets Aloxi® (palonosetron hydrochloride) Injection, Dacogen® (decitabine) for Injection, and Gliadel® Wafer (polifeprosan 20 with carmustine implant) in the United States. MGI PHARMA directly markets its products in the U.S. and collaborates with partners to reach international markets. For more information about MGI PHARMA, please visit www.mgipharma.com.

Inquiries:

For Eisai:	For MGI PHARMA:
In Japan	Investors:
Akira Fujiyoshi Vice President Corporate Communications & Investor Relations Eisai Co., Ltd. Phone: +81-3-3817-5120	Timothy J. Smith Investor Relations MGI PHARMA, INC. 952-406-3100
In the US Robert Feeney Director, Investor and Government Relations Eisai Corporation of North America 201-746-2069
Media: Judee Shuler Director, Corporate Planning & Communications Eisai Corporation of North America 201-746-2241 Sard Verbinnen & Co. Jim Barron/Susan Burns/Victoria Hofstad 212-687-8080

######

QuickLinks

  Exhibit (a)(5)(E)
Eisai and MGI PHARMA Announce Early Termination of HSR Waiting Period for Eisai's Acquisition of MGI PHARMA